SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated results of operation for the first half of 2012 and unaudited consolidated financial position as of June 30, 2012, as attached hereto, which have been prepared based on KEPCO’s preliminary estimates.

Disclaimer:

The financial information relating to the consolidated results of operations of KEPCO for the first half of 2012 and the consolidated financial position of KEPCO as of June 30, 2012 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with the International Financial Reporting Standard (IFRS). The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO for the first half of 2012 or the actual financial position of KEPCO as of June 30, 2012, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

PRELIMINARY CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

For the second quarter ended June 30, 2012 and 2011,

and for the first six months ended June 30, 2012 and 2011

(Unit : in billions of Korean Won)	2Q 2012	2Q 2011	Change	1H 2012	1H 2011	Change
Operating revenues:	10,612	9,116	16.4%	23,915	19,916	20.1%
Sale of electric power	9,930	8,510	16.7%	22,382	18,812	19.0%
Other	683	606	12.7%	1,534	1,104	38.9%
Cost of goods sold & selling and administrative expenses:	12,746	10,123	25.9%	26,365	21,590	22.1%
Fuel	6,279	4,825	30.1%	13,209	10,770	22.7%
Purchased power	2,620	1,642	59.5%	5,471	3,663	49.3%
Depreciation	1,542	1,474	4.6%	3,116	2,916	6.9%
Maintenance	351	347	1.3%	668	699	-4.4%
Commissions	221	218	1.5%	411	397	3.7%
Research and development	123	132	-7.2%	232	232	-0.1%
Other	1,611	1,485	8.5%	3,258	2,914	11.8%
Other revenues	177	173	2.4%	352	324	8.7%
Other expenses	18	10	78.6%	39	37	5.8%
Other Income	18	4f6	-60.6%	75	114	-34.1%
Operating income (loss)	(1,956)	(797)	-145.3%	(2,062)	(1,273)	-61.9%
Finance income:	81	305	-73.3%	306	721	-57.6%
Interest income	47	33	42.5%	89	66	33.9%
Gain (Loss) on foreign currency translation and transaction	(96)	276	n/m	53	571	-90.6%
Gain (Loss) on financial derivatives	113	(6)	n/m	140	66	111.7%
Other	17	1	n/m	23	17	35.2%
Finance expenses:	574	816	-29.7%	1,225	1,509	-18.8%
Interest expense	575	554	3.8%	1,136	1,065	6.7%
Gain (Loss) on foreign currency translation and transaction	19	32	-38.6%	36	63	-43.8%
Gain (Loss) on financial derivatives	(21)	230	n/m	54	381	-85.9%
Equity income (loss) of affiliates, net	87	22	n/m	173	166	4.3%
Gain (Loss) on disposal of affiliates	(0.3)	3	n/m	(0.3)	3	n/m
Income (Loss) before income tax	(2,362)	(1,284)	-83.9%	(2,808)	(1,892)	-48.4%
Income tax expenses (benefits)	(597)	(223)	n/m	(530)	(287)	-84.9%
Net income (loss)	(1,765)	(1,062)	-66.3%	(2,278)	(1,605)	-41.9%
Non-controlling interests	19	25	-23.5%	44	31	43.6%
Owners of the company	(1,784)	(1,087)	-64.2%	(2,322)	(1,636)	-41.9%

*	The figures may not add up due to rounding.
**	n/m means not meaningful.

PRELIMINARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

As of June 30, 2012 and December 31, 2011

(Unit : in billions of Korean Won)	1H 2012	2011	Change
Current Assets	14,923	14,126	5.6%
Non-current Assets	125,885	122,342	2.9%
Total Assets	140,808	136,468	3.2%
Current Liabilities	22,181	17,741	25.0%
Non-current Liabilities	67,292	64,923	3.6%
Total Liabilities	89,472	82,664	8.2%
Total Equity	51,336	53,804	-4.6%
Total Liabilities and Equity	140,808	136,468	3.2%

*	The figures may not add up due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name: Kim, Jung In
Title: Vice President

Date: August 10, 2012